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                                                                      EXHIBIT 99

                   O/2/MICRO(R) REPORTS FIRST QUARTER EARNINGS

Santa Clara, CA and George Town, Grand Cayman, May 5, 2004. O/2/Micro(R) International Limited (Nasdaq: OIIM), a leading supplier of innovative power management and security ICs to manufacturers of products for the computer, consumer, industrial, and communications markets, reported its financial results today for the first quarter ended March 31, 2004.

Net sales for the first quarter were $22.2 million. First quarter revenue of $22.2 million was a decrease of 12% from the preceding quarter, and an increase of 15% over the comparable quarter of the prior year. Earnings per share for the first quarter, fully diluted, were 10 cents per share, compared to 13 cents per share in the preceding quarter and 4 cents per share in the comparable quarter of the prior year.

Net income for the first quarter of $4.2 million was a decrease of 18% from the preceding quarter, and an increase of 149% from the comparable quarter of the prior year. First quarter R&D expenditures were $4.6 million, a decrease of 1% from the preceding quarter, and a decrease of 7% from the comparable quarter of the prior year.

"Despite an unexpectedly difficult quarter in the notebook market, O/2/Micro was able to achieve significant growth vs. the prior year by successfully expanding our markets and customer base," said Sterling Du, Chairman and CEO of O/2/Micro.

Conference Call: O/2/Micro will hold its fourth quarter conference call today at 2:00 p.m. PST, 5:00 p.m. EST. You may participate by dialing (800) 915-4836 or
(973) 317-5319 (for International participants), no passcode required. A replay of the call will be available by phone until May 11th by dialing (800) 428-6051 or (973) 709-2089 (for International participants), passcode #349247. A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the site for one week.

ABOUT O/2/MICRO

Founded in April 1995, O/2/Micro designs, develops and markets innovative power management and security components for manufacturers of products for the computer, consumer, industrial, and communications markets. Products include Intelligent Lighting, Battery Charger and Management, DC/DC Converter, SmartCardBus(R) and 4-in-1 MemoryCardBus(TM) ICs.

O/2/Micro International maintains an extensive portfolio of intellectual property with 1514 patent claims granted, and over 5000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

Statements made in this release that are not historical, including statements regarding O/2/Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O/2/Micro's products due to adverse economic conditions in general or specifically affecting O/2/Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:
Gil Goodrich
Director of Investor Relations, O/2/Micro
Phone: 408.987.5920 x8013
Email: gil.goodrich@o2micro.com

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                O/2/MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                   (Unaudited)
                (In Thousand U.S. Dollars, Except Share Amounts)

                                                      Three Months Ended
                                                           March 31

                                                       2004            2003
                                                   ------------    ------------
NET SALES                                          $     22,196    $     19,341

COST OF SALES                                             9,400           8,384
                                                   ------------    ------------
GROSS PROFIT                                             12,796          10,957
                                                   ------------    ------------
OPERATING EXPENSES
Research and development                                  4,561           4,912
Selling, general and administrative                       4,259           4,319
                                                   ------------    ------------
Total Operating Expenses                                  8,820           9,231
                                                   ------------    ------------
INCOME FROM OPERATIONS                                    3,976           1,726
                                                   ------------    ------------
NON-OPERATING INCOME (EXPENSES)
Interest income                                             231             279
Impairment loss on long-term investments                      -             (11)
Gain on sale of long-term investments                       340               -
Foreign exchange gain - net                                 222              46
Other - net                                                   3             (83)
                                                   ------------    ------------
Total Non-operating Income                                  796             231
                                                   ------------    ------------
INCOME BEFORE INCOME TAX                                  4,772           1,957

INCOME TAX EXPENSE                                          566             270
                                                   ------------    ------------
NET INCOME                                                4,206           1,687

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries                     170            (256)
Unrealized gain (loss) on available-for-sale
 securities                                                 (86)             84
                                                   ------------    ------------
Total Other Comprehensive income (Loss)                      84            (172)

COMPREHENSIVE INCOME                               $      4,290    $      1,515
                                                   ============    ============

EARNINGS PER SHARE:
Basic                                              $       0.11    $       0.04
                                                   ============    ============
Diluted                                            $       0.10    $       0.04
                                                   ============    ============

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)                                     39,054          38,091
                                                   ============    ============
Diluted (in thousands)                                   40,617          38,828
                                                   ============    ============

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                O/2/MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                    March 31,      December 31,
                                                      2004             2003
                                                   ------------    ------------
                                                   (Unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents                          $     59,929    $     66,489
Restricted cash                                           1,901           1,892
Short-term investments                                   64,158          53,923
Accounts receivable - net                                11,522           9,794
Inventories                                               8,139           9,613
Prepaid expenses and other current assets                 3,419           3,365
                                                   ------------    ------------
Total Current Assets                                    149,068         145,076
                                                   ------------    ------------

LONG-TERM INVESTMENTS                                     7,505           7,865
                                                   ------------    ------------

FIXED ASSETS - NET                                        4,841           4,880
                                                   ------------    ------------

OTHER ASSETS
Restricted assets - net                                  10,528          10,044
                                                   ------------    ------------
Other Assets                                              1,380           1,428
                                                   ------------    ------------
TOTAL ASSETS                                       $    173,322    $    169,293
                                                   ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable                         $      5,235    $      6,334
Income taxes payable                                      3,410           2,852
Accrued expenses and other current liabilities            4,999           5,380
                                                   ------------    ------------
Total Current Liabilities                                13,644          14,566
                                                   ------------    ------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.001 par value per share
  Authorized - 5,000,000 shares                               -               -
Ordinary shares at $0.001 par value per share
  Authorized - 95,000,000 shares
  Issued - 39,123,609 and 39,032,616 shares as of
   March 31, 2004 and December 31, 2003,
   respectively                                              39              39
Additional paid-in capital                              137,874         137,076
Accumulated other comprehensive loss                       (437)           (521)
Retained earnings                                        22,202          18,133
                                                   ------------    ------------
Total Shareholders' Equity                              159,678         154,727
                                                   ------------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $    173,322    $    169,293
                                                   ============    ============